SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14, SEC File No. 333-182370, was filed on June 27, 2012 and amended on July 25, 2012. This filing relates to an Agreement and Plan of Reorganization whereby Federated U.S. Government Securities Fund: 1-3 Years (Surviving Fund) acquired all of the assets of Short-Term Government Income Fund
(Acquired Fund), a portfolio of Performance Funds Trust, in exchange for Service Shares of the Surviving Fund.
Service Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective September 21, 2012, each shareholder of the Acquired Fund became the owner of Surviving Fund Service Shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving
Fund was approved by the Board of Trustees at their Special
Meeting held on June 25, 2012 and was also approved by Acquired Fund shareholders at a Special Meeting held on September 19, 2012.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy
Statement filed with the SEC on August 8, 2012.